Exhibit 12(b)

Xerox Corporation

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

(in millions)	Three Months Ended March 31,
	2005	2004
Fixed Charges:
Interest expense	$147	$184
Portion of rental expense which represents interest factor	19	20

Total fixed charges	$166	$204

Earnings available for fixed charges:
Earnings	$326	$232
Less: Undistributed equity in income of affiliated companies	(35)	(23)
Add: fixed charges before capitalized interest and preferred stock dividends	166	204

Total earnings available for fixed charges	$457	$413

Ratio of earnings to fixed charges	2.75	2.02

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions)	Three Months Ended March 31,
	2005	2004
Fixed Charges:
Interest expense	$147	$184
Portion of rental expense which represents interest factor	19	20

Total fixed charges	166	204
Preferred stock dividends pre-tax income requirement	23	33

Total combined fixed charges and preferred stock dividends	$189	$237

Earnings avaialbe for fixed charges:
Earnings	$326	$232
Less: Undistributed equity in income of affiliated companies	(35)	(23)
Add: fixed charges	166	204

Total earnings available for fixed charges and preferred stock dividends	$457	$413

Ratio of earnings to combined fixed charges and preferred stock dividends	2.42	1.74